October 5, 2018

Costas Saroukos
Chief Financial Officer
Takeda Pharmaceutical Company Limited
1-1, Nihonbashi-Honcho 2 Chome
Chuo-ku, Tokyo 103-8668 Japan

       Re: Takeda Pharmaceutical Company Limited
           Draft Registration Statement on Form 20-F
           Submitted on September 11, 2018
           CIK No. 0001395064

Dear Mr. Saroukos:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Form 20-F filed September 11, 2018

Risk Factors
Risks Relating to the Shire Acquisition
We may not be able to complete the Shire Acquisition on the expected schedule, or at all....,
page 5

1. Please expand your risk factor disclosure to highlight the risk that the consideration you will pay in the Shire acquisition is not subject to adjustment based on fluctuations in the market price for your common stock relative to the market price for Shire's ordinary shares.
 Costas Saroukos
FirstName LastNameCostas Saroukos
Takeda Pharmaceutical Company Limited
Comapany 2018
October 5, NameTakeda Pharmaceutical Company Limited
October 5, 2018 Page 2
Page 2
FirstName LastName
Risks Related to our Business
Government policies and other pressures to reduce medical costs....., page 18

2. We note your disclosure on page 69 concerning the current market penetration of generics in the Japanese market. Please expand your risk factor disclosure, or alternatively your
         Item 5 disclosures, to quantify, to the extent known, the impact of the Japanese government measures to restrain drug costs and achieve generic market penetration at the
         80% level by 2020.

The manufacture of our products is technically complex and highly regulated...., page 20

3. We refer to your disclosure on page 27 indicating that you recently acquired TiGenix NV which develops novel stem cells therapies for serious medical conditions. Please revise your risk factor disclosure, as appropriate, to address risks attendant to the development and manufacuring of stem cell products such as Alofisel as well as other biologics.

Risks Relating to the ADSs
A holder of ADSs will have fewer rights..., page 25

4. We note the disclosure that the depositary "will make efforts" to vote the shares underlying the ADSs as instructed by the holders. Please revise here, or elsewhere as applicable, to explain the depository's obligations under the depositary agreement concerning voting and the reasons for any uncertainty concerning whether the depositary will cast votes as instructed.

Because of daily price limitations under Japanese stock exchange rules...., page 26

5. Please revise the header and expand your disclosure to clarify whether daily price range limitations apply to trading in your ADSs or whether the limitations only apply to trading in your common shares on Japanese stock exchanges. To the extent that daily price limitations apply to ADS trading, please revise here, or elsewhere as applicable, to explain how these limitations operate. For instance, please explain when the daily price limitations for ADSs would be established for a "particular trading day" and how ADS holders and market participants will know the applicable range.

Item 4.B. Business Overview
GI Pipeline, page 32

6. It is unclear whether the countries/regions listed in the first column of your pipeline tables on pages 32 to 36 denote commercial rights, approved or intended markets. Also, it is not clear why the first table on page 33 and the bottom table on page 36 do not include any
 Costas Saroukos
FirstName LastNameCostas Saroukos
Takeda Pharmaceutical Company Limited
Comapany 2018
October 5, NameTakeda Pharmaceutical Company Limited
October 5, 2018 Page 3
Page 3
FirstName LastName
         country/region information with respect to the drug or the stage of development. Accordingly, please revise your disclosure to clarify the information
         presented or advise.
Intellectual Property, page 38

7. Please expand your disclosure to discuss your material patents, including the scope of protection, expiry and relevant jurisdiction. Please provide corresponding disclosure concerning Shire's material patents. Refer to Item 4.B.6 of Form 20-F. Certain Non-IFRS Performance Measures , page 80

8.       Please address the following regarding your non-IFRS measures:
           Tell us how you determined that the title "Core Earnings" accurately reflects the measure presented. Specifically address how you considered whether the measure is an accurate reflection of what your core operations would be when backing out the finance expense for debt used to fund your operations and amortization costs of purchased intangibles for product sales that are still included in your revenue line item for the period presented. Consider revising the title to more accurately describe the measure presented.
           Provide a statement disclosing the reasons why management believes the presentation of the non-IFRS measures provides useful information to investors regarding your financial condition and results of operations; and, to the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-IFRS measures in accordance with Item 10(e)(i) (C) and (D) of Regulation S-K.
           Revise to more clearly discuss the limitations on the usefulness of the measures presented. Address the inherent limitations posed by the factors identified in the first bullet above.
Item 10. Additional Information
B. Memorandum and Articles of Association
Unit Share System, page 145

9. Please revise to clarify whether the depositary agreement will provide ADS holders with similar rights or whether ADS holders would have to withdraw their ADSs in favor of common shares in order to exercise these rights.
Item 10.C. Material Contracts, page 150

10. We note your disclosure on page 17 that a number of your key products, including
         Adcetris, Trintellix and Amitiza, are in-licensed products developed through alliances with third parties. Please expand your disclosure to include the material terms of your license agreements related to these products, including the following:
           each parties' rights and obligations;
 Costas Saroukos
Takeda Pharmaceutical Company Limited
October 5, 2018
Page 4
          financial terms, including potential milestone payments and royalty rate or range not to exceed ten percent;
          duration of the agreement and royalty term; and termination provisions.

      Please also file such agreements as exhibits to your registration statement, or tell us why you believe such filing is not required. Refer to Instruction 4 to Item 19 of Form 20-F.
Takeda Pharmaceutical Company Limited And Its Subsidiaries
Notes to Consolidated Financial Statements
33. Subsequent Events
Acquisition of TiGenix NV , page F-76

11. Please reference the authoritative guidance on which you relied as your basis to recognize the fair value of the hedging instrument of 3,381 million JPY as an increase to goodwill at the acquisition date. Confirm whether this forward exchange contract was entered into with an independent third party. Tell us how you considered the guidance of paragraph 12 of IFRS 3.
Unaudited Pro Forma Condensed Combined Financial Data , page P-1

12. Please address the following regarding your disclosure on page 54 that Shire plc sold its oncology franchise to Servier on August 31, 2018 for $2.4 billion:
        Tell us how you considered whether to disclose the sale in this section, providing quantification of the impact.
        Tell us how you considered whether your pro forma presentation should reflect the impact of this disposition.
       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Joe McCann at 202-551-6262 with any other questions.



                                                            Sincerely,
FirstName LastNameCostas Saroukos
                                                   Division of Corporation
Finance
Comapany NameTakeda Pharmaceutical Company Limited
                                                   Office of Healthcare &
Insurance
October 5, 2018 Page 4
cc:       Keiji Hatano, Esq.
FirstName LastName